# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pursuit Attractions & Hospitality, Inc., CIK 0000884219
CUSIP: 92552R406
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1401 17th Street, SUITE 1400, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001040188-24-000053
Filed by CIK 0001040188

## Reporting persons
- Victory Capital Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 1,865,209; shared voting power 0; sole dispositive power 1,876,509; shared dispositive power 0; aggregate amount beneficially owned 1,876,509 (6.67% of the class)
  Comment: To update signature to reflect current date.

## Item 1. Issuer
Name of issuer: Pursuit Attractions & Hospitality, Inc.
Address of issuer's principal executive offices: 7000 East 1st Avenue Scottsdale, Az 85251

## Item 2. Person Filing
Name of person filing: Victory Capital Management, Inc.
Address of principal business office or, if none, residence:
15935 La Cantera Pkwy
San Antonio, TX 78256
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1876509
Percent of class: 6.67
Sole power to vote or to direct the vote: 1865209
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,876,509
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Victory Capital Management, Inc. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Victory Capital Management, Inc.: Barry Garrett, Chief Compliance Officer (04/21/2025)